                                 UNITED STATES
                        SECURITIES EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13D-2(a)
                            (Amendment No. _____ )*

                          COMPUTERVISION CORPORATION
                               (Name of Issuer)

                         COMMON STOCK, $0.01 PAR VALUE
                        (Title of Class of Securities)

                                  20557T 10 1
                                (CUSIP Number)


                                EDWIN J. GILLIS
    EXECUTIVE VICE PRESIDENT OF FINANCE & ADMINISTRATION, CFO AND TREASURER
                       PARAMETRIC TECHNOLOGY CORPORATION
                              128 TECHNOLOGY DRIVE
                          WALTHAM, MASSACHUSETTS 02154
                                 (781) 398-5000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                NOVEMBER 3, 1997
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


                         (Continued on following pages)

                              (Page 1 of 11 pages)

________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  20557T 10 1               13D                      PAGE 2 OF 11 PAGES
----------------------                                        ------------------




    NAME OF REPORTING PERSONS
1   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

    PARAMETRIC TECHNOLOGY CORPORATION        IRS IDENTIFICATION NO. 04-2866152
--------------------------------------------------------------------------------
    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) [ ]
2                                                                        (b) [ ]
--------------------------------------------------------------------------------
    SEC USE ONLY
3
--------------------------------------------------------------------------------
    SOURCE OF FUNDS*
4
    WC
--------------------------------------------------------------------------------
    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
5   2(d) or 2(e)  [ ]
--------------------------------------------------------------------------------
    CITIZENSHIP OR PLACE OF ORGANIZATION
6
    MASSACHUSETTS
--------------------------------------------------------------------------------
                             SOLE VOTING POWER
  NUMBER OF              7
                             9,558,810
    SHARES               -------------------------------------------------------

 BENEFICIALLY                SHARED VOTING POWER
                         8
   OWNED BY                  10,415,953
                         -------------------------------------------------------
     EACH                    SOLE DISPOSITIVE POWER
                         9
  REPORTING                  9,558,810
                         -------------------------------------------------------
    PERSON                   SHARED DISPOSITIVE POWER
                         10
     WITH                    0
--------------------------------------------------------------------------------
    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
    19,974,763
--------------------------------------------------------------------------------
    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]
12
--------------------------------------------------------------------------------
    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
    27.3%
--------------------------------------------------------------------------------
    TYPE OF REPORTING PERSON
14
    CO
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO.  20557T 10 1               13D                      PAGE 3 OF 11 PAGES
----------------------                                        ------------------

ITEM 1.   SECURITY AND ISSUER

     This statement on Schedule 13D (the "Statement") relates to shares of common stock, par value $.01 per share ("Common Stock") of Computervision Corporation ("Computervision" or the "Issuer"), a Delaware corporation. The principal executive offices of the Issuer are located at 100 Crosby Drive, Bedford, Massachusetts, 01730.

ITEM 2.   IDENTITY AND BACKGROUND

     (a) - (c) and (f) This statement is being filed by Parametric Technology Corporation ("Parametric"), a Massachusetts corporation. The principal executive offices of Parametric are located at 128 Technology Drive, Waltham, Massachusetts 02154. Parametric markets and supports the Pro/ENGINEER(R) family of software products, which are used to automate the design-through-manufacturing process within the mechanical computer-aided design, manufacturing and engineering ("CAD/CAM/CAE") industry.

     The name, principal occupation, business address and citizenship of each of the executive officers and directors of Parametric is set forth on Schedule I hereto.

     (d) and (e) During the last five years, neither Parametric nor, to the best of Parametric's knowledge, any of the individuals named in Schedule I hereto, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     As more fully described in Item 4 below, pursuant to the terms of the Stock Option Agreement (as defined below), Parametric has acquired the right, upon the occurrence of specified events, to purchase up to 9,558,809 shares of newly issued Computervision Common Stock at an exercise price of $4.00 per share. Should Parametric purchase Computervision Common Stock pursuant to the Stock Option Agreement, Parametric expects that it would finance such purchase from various sources, including cash on hand or the liquidation of securities held by Parametric.

ITEM 4.   PURPOSE OF TRANSACTION

     On November 3, 1997, Parametric and Computervision entered into an Agreement and Plan of Reorganization (the "Merger Agreement") pursuant to which a wholly-owned subsidiary of Parametric will be merged with and into Computervision (the "Merger"), with Computervision becoming a wholly-owned subsidiary of Parametric. A copy of the Merger Agreement is filed as Exhibit A hereto and incorporated herein by reference.

CUSIP NO.  20557T 10 1               13D                      PAGE 4 OF 11 PAGES
----------------------                                        ------------------

     At the effective time of the Merger, each issued and outstanding share of Computervision Common Stock, other than shares held by Computervision or Parametric, will automatically be converted into the right to receive 0.0866 shares of common stock, $.01 par value per share, of Parametric ("Parametric Common Stock"). Outstanding employee and director options to purchase shares of Computervision Common Stock will be converted to Parametric options at the same exchange ratio. The Merger is intended to be a tax-free reorganization and to be accounted for as a pooling of interests.

     Completion of the Merger is subject to certain conditions, including approval of the holders of a majority of the outstanding shares of Computervision Common Stock entitled to vote, the approval of regulatory authorities, and other closing conditions customary in a transaction of this type. The Merger Agreement is subject to termination in certain circumstances, including if the Merger is not consummated by February 28, 1998 (which date may be extended to March 31, 1998 if necessary to satisfy certain regulatory conditions).

     In connection with, and as a condition to, Parametric's execution of the Merger Agreement, Computervision granted to Parametric an irrevocable option (the "Option") to purchase up to 9,558,809 shares of Computervision Common Stock (the "Option Shares") representing 15% of the outstanding shares, at a price per share of $4.00. A copy of the agreement granting the Option (the "Stock Option Agreement") is filed as Exhibit B hereto and incorporated herein by reference.

     The Option will become exercisable in whole or in part at any time before its expiration in specified circumstances, including the Merger Agreement's becoming terminable for failure to obtain the requisite vote of Computervision stockholders to adopt the Merger Agreement, if at the time of such failure (a) there shall have been announced or commenced an Alternative Transaction (as defined in the Merger Agreement) and Computervision shall have either (x) executed an agreement to engage in the same or (y) the Computervision Board of Directors shall not have recommended against such Alternative Transaction affirmatively or, if the Computervision Board of Directors has recommended against such Alternative Transaction, the Computervision Board of Directors shall have withdrawn such recommendation against such Alternative Transaction or modified such recommendation in a manner adverse to Parametric, or (b) there shall have been announced an Alternative Transaction with a party other than Parametric or its affiliates and (x) Computervision shall have engaged in, or entered into an agreement to engage in, an Alternative Transaction with such third party or any affiliate thereof within twelve months after the date of the meeting of Computervision stockholders held to vote on the Merger Agreement (the "Computervision Special Meeting") or (y) the Computervision Board of Directors shall have recommended an Alternative Transaction with the third party proposing such Alternative Transaction or any affiliate thereof within twelve months after the date of the Computervision Special Meeting, in each case, regardless of whether the Merger Agreement is terminated or whether an Alternative Transaction is consummated.

     As more fully set forth in the Stock Option Agreement, Parametric (or a subsequent holder of the Option or Option Shares) has the right in specified circumstances to require Computervision to repurchase the Option or Option Shares, subject to an overall limit on Parametric's profit.

CUSIP NO.  20557T 10 1               13D                      PAGE 5 OF 11 PAGES
----------------------                                        ------------------

     The foregoing summary of the contents of the Merger Agreement and Stock Option Agreement is qualified in its entirety by reference to the exhibits hereto.

     Except as set forth in this Item 4, the Merger Agreement, the Stock Option Agreement, the Stockholder Voting Agreement (as described below), or the Affiliate Letter (as defined below), neither Parametric nor, to the best of Parametric' knowledge, any of the individuals named in Schedule I hereto, has any plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) and (b) Parametric has sole investment power and voting power with respect to 1 share of Computervision Common Stock. Parametric has shared voting power with respect to the 10,415,953 shares of Computervision Common Stock subject to the Proxies (as described in Item 6 below). In the aggregate, assuming exercise of the Option, Parametric may thus be deemed the beneficial owner of 27.3% of the 63,725,393 shares of Computer Common Stock outstanding at November 3, 1997. However, Parametric expressly disclaims any beneficial ownership of the shares subject to the Option because the Option is exercisable only in the circumstances set forth in Item 4, none of which has occurred as of the date hereof.

     Steven C. Walske, the Chairman and Chief Executive Officer of Parametric, has sole voting and investment power over a total of 10 shares of Computervision Common Stock held in a joint account with his spouse.

     Except as set forth above, neither Parametric nor, to the best of Parametric's knowledge, any of the individuals named in Schedule I hereto, is the beneficial owner of Computervision Common Stock.

     (c) Neither Parametric nor, to the best of Parametric's knowledge, any of the individuals named in Schedule I hereto, has effected any transaction in Computervision Common Stock during the past 60 days.

     (d) So long as Parametric has not purchased the Computervision Common Stock subject to the Option, Parametric has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, only one share of Computervision Common Stock. Mr. Walske has the power to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Computervision Common Stock held in the account described above, subject to its terms.

     (e)  Inapplicable.

CUSIP NO.  20557T 10 1               13D                      PAGE 6 OF 11 PAGES
----------------------                                        ------------------


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     The Merger Agreement contains certain customary restrictions on the conduct of the business of Parametric and Computervision pending the Merger, including certain customary restrictions relating to Computervision Common Stock. The Merger Agreement provides that Computervision, unless otherwise required by the fiduciary duties of its Board of Directors, will use its best efforts to solicit proxies from its stockholders in favor of the approval of the Merger Agreement and the Merger.

     Certain stockholders of Computervision have entered into agreements with Parametric regarding voting and disposition of their shares of Computervision Common Stock (the "Stockholder Voting Agreements"). Pursuant to the terms of such Stockholder Voting Agreements, such stockholders have agreed, until termination of the Merger Agreement (i) not to transfer or otherwise dispose of any shares of Computervision Common Stock owned by them and (ii) to vote all such shares of Computervision Common Stock (w) in favor of the Merger and any matters that would facilitate the Merger, (x) against any proposal made in opposition to or in competition with the Merger, (y) against any merger, consolidation, sale of assets, reorganization or recapitalization with any party other than Parametric and its affiliates, and (z) against any proposed liquidation or winding up of Computervision. Such stockholders have granted certain officers of Parametric irrevocable proxies (the "Proxies") to vote the stockholders' shares to implement the foregoing agreements. Directors, executive officers and their associates having the right to vote in the aggregate 10,415,953 shares of Computervision Common Stock, or approximately 16.3% of the Computervision Common Stock outstanding as of November 3, 1997, (excluding shares that the stockholder has the right to acquire upon the exercise of stock options and shares issuable on exercise of the Option), have executed the Stockholder Voting Agreements.

     Computervision also has agreed to use its best efforts to cause each director, executive officer and affiliate (for purposes of Rule 145 under the Securities Act of 1933 ) of Computervision to execute, as soon as possible after the execution of the Merger Agreement, an agreement in customary form with respect to restrictions on sale of Common Stock pertaining to pooling of interests accounting ("Affiliate Letter").

     Except as provided in the Merger Agreement, the Stock Option Agreement, the Stockholder Voting Agreement or the Affiliate Letter, or as set forth herein, neither Parametric nor, to the best of Parametric's knowledge, any of the individuals named in Schedule I hereto, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of Computervision, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

CUSIP NO.  20557T 10 1               13D                      PAGE 7 OF 11 PAGES
----------------------                                        ------------------


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

     Exhibit A  -  Agreement and Plan of Reorganization dated as of November 3,
                   1997 by and among Parametric Technology Corporation, PTC Acquisition Corporation and Computervision Corporation.

     Exhibit B  -  Stock Option Agreement dated November 3, 1997 by and between
                   Parametric Technology Corporation and Computervision Corporation.

CUSIP NO.  20557T 10 1               13D                      PAGE 8 OF 11 PAGES
----------------------                                        ------------------


                                   SIGNATURE
                                   ---------

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                PARAMETRIC TECHNOLOGY CORPORATION



Date:  November 13, 1997        By: /s/ Edwin J. Gillis
                                    -----------------------------------------
                                    Edwin J. Gillis
                                    Executive Vice President of Finance and
                                    Administration, Chief Financial Officer and
                                    Treasurer

CUSIP NO.  20557T 10 1               13D                      PAGE 9 OF 11 PAGES
----------------------                                        ------------------

                                   SCHEDULE I

                        DIRECTORS AND EXECUTIVE OFFICERS
                      OF PARAMETRIC TECHNOLOGY CORPORATION
                      ------------------------------------



     The name, present principal occupation or employment, and business address of each of the directors and executive officers of Parametric Technology Corporation ("Parametric") is set forth below. Unless otherwise indicated, each individual listed below is a citizen of the United States.


*  Robert N. Goldman                     *  Noel G. Posternak, P.C.
   President and Chief Executive Officer    Senior Partner
   Object Design, Inc.                      Posternak, Blankstein & Lund, L.L.P.
   25 Mall Road, 6th Floor                  100 Charles River Plaza
   Burlington, MA 01803                     Boston, MA 02114

*  Donald K. Grierson                    *# Steven C. Walske
   President and Chief Executive Officer    Chairman and Chief Executive Officer
   ABB Vetco Gray, Inc.                     Parametric Technology Corporation
   1077 Northwest Freeway, Suite 700        128 Technology Drive
   Houston, TX 77092                        Waltham, MA  02154

*# C. Richard Harrison                    # Frank A. Caruso
   President and Chief Operating Officer    Vice President and Controller
   Parametric Technology Corporation        Parametric Technology Corporation
   128 Technology Drive                     128 Technology Drive
   Waltham, MA  02154                       Waltham, MA  02154

*  Oscar B. Marx, III                     # Martha L. Durcan
   President and Chief Executive Office     Vice President, Corporate Counsel
   TMW Enterprises                            and Clerk
   801 West Big Beaver, Suite 480           Parametric Technology Corporation
   Troy, MI 48084                           128 Technology Drive
                                            Waltham, MA  02154
*  Professor Michael E. Porter
   Harvard Business School                # Edwin J. Gillis
   Aldrich Hall, Room 200                   Executive Vice President, Chief
   Soldiers Field Road                        Financial Officer and Treasurer
   Boston, MA 02163                         Parametric Technology Corp.
                                            128 Technology Drive
                                            Waltham, MA  02154

CUSIP NO.  20557T 10 1               13D                     PAGE 10 OF 11 PAGES
----------------------                                       -------------------

#  James F. Kelliher
   Senior Vice President of Finance
   Parametric Technology Corporation
   128 Technology Drive
   Waltham, MA 02154

#  Michael E. McGuiness
   Executive Vice President of Research &
     Development and Product Marketing
   Parametric Technology Corporation
   128 Technology Drive
   Waltham, MA  02154

#  John D. McMahon
   Executive Vice President of
     Worldwide Sales
   Parametric Technology Corporation
   One Technology Drive
   Waltham, MA  02154

#  John G. Mokas
   Director of Treasury and Finance
   Parametric Technology Corporation
   One Technology Drive
   Waltham, MA  02154

---------------
*  Director
#  Executive Officer

CUSIP NO.  20557T 10 1               13D                     PAGE 11 OF 11 PAGES
----------------------                                       -------------------

                                 EXHIBIT INDEX
                                 -------------


Exhibit                  Description
-------                  -----------

 A Agreement and Plan of Reorganization dated as of November 3, 1997 by and among Parametric Technology Corporation, PTC Acquisition Corporation and Computervision Corporation (Incorporated by reference to Exhibit 2.1 to the Registrant's Form 8-K filed November 4, 1997).

 B Stock Option Agreement dated November 3, 1997 by and between Parametric Technology Corporation and Computervision Corporation (Incorporated by reference to Exhibit 2.2 to the Registrant's Form 8-K filed November 4,
       1997).